Strasburger & Price, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
512.499.3600

March 26, 2013

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Paul Monsour, Staff Attorney

RE:          Royale Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 000-22750

Dear Mr. Mousour:

By letter dated March 20, 2013, our client, Royale Energy, Inc., responded to the staff’s comment letter dated January 30, 2013.  Royale’s response No. 3, regarding Note 7 to the financial statements (Income Taxes) referred to an attached analysis provided to Royale’s tax preparer.  We inadvertently failed to attach the analysis to Royale’s letter of response.

The tax analysis is attached to this letter.  We apologize for any inconvenience this may have caused. Please contact me at 512.499.3626 or lee.polson@strasburger.com if you have questions or require additional information.

Very truly yours,

/s/ Lee Polson
Lee Polson, Partner